YUKON-NEVADA GOLD CORP REQUESTS SUPPORT FROM ITS SHAREHOLDERS FOR
ISSUANCE OF INDUCEMENT WARRANTS

Vancouver, BC – November 2, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, President and CEO of Yukon-Nevada Gold Corp. (“YNG” or the "Company"), is requesting the support of its qualifying shareholders for the issuance of the replacement inducement warrants proposed by the Company on terms set out in its news releases of September 29, 2009 and October 14, 2009. The Company is issuing inducement warrants to existing warrant-holders who elect to exercise their existing warrants before their respective expiry dates. Only those shareholders not eligible to participate in the issuance of inducement warrants are qualified to vote (i.e. “disinterested” shareholders).

Mr. Baldock states, “The Company has been working hard toward getting both of the Jerritt Canyon mines and its mill back into production and into a sustainably profitable operating status.” Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”), a wholly owned subsidiary of the Company. The recent announcement on October 14, 2009 that a Consent Decree had been signed by the Company and the Nevada Division of Environmental Protection (“NDEP”) signaled that Queenstake, being in full environmental compliance, was allowed to restart its roasters and recommence milling operations. The Company has since announced that it has already completed its first gold pour after restarting operations two weeks ago. The Company is expecting to be able to announce the reopening of the Smith mine in the near future and to be able to follow that announcement with a further one detailing plans to reopen the SSX mine.

The Company has plans to secure feed to its mill from locally available ore stockpiles, to enter into custom milling contracts, to enter into contracts to secure the supply of consumables at lower than commercially available costs, to increase its reserves and resources, to complete the permitting of its Starvation Canyon and Ketza River, Yukon, gold projects and to improve the capacity and efficiency of its gold recovery operations.

The Company requires immediate working capital to carry out the above tasks and to fund its business plan, which initially calls for 150,000 ounces of annualized gold production, at a cash cost of US$465 per ounce, from a combination of mined and presently stockpiled ore.

The Company has received and continues to receive strong financial support from certain investors over the last twelve months. These same supportive investors have expressed willingness to contribute approximately $14.0 million to the corporate treasury by exercising their warrants up to eight months ahead of their expiry date. In return for the early and necessary infusion of cash that would result, the Company is offering one replacement inducement warrant exercisable for 24 months from issue at a price which will be the five day volume weighted average share price from the date of the announcement on October 14, 2009 (approximately $0.315) .

Management has recommended this approach to the Board of Directors which has in turn recommended that shareholders give their support to the plan. Management has also requested and received conditional approval in accordance with TSX policies, subject to the approval of a majority of the qualifying shareholders, and final approval from the exchange. In the meantime, one of the supportive shareholders has lent $2,500,000 to the Company to enable the Company to fund the mill restart. This loan was made in the expectation that the qualifying shareholders would approve of the issuance of the inducement warrants.

In order to provide more detailed information to the qualifying shareholders YNG has engaged the assistance of Laurel Hill Advisory Group, LLC to contact qualifying shareholders in order to solicit questions and obtain, where appropriate, their written consent as required by the TSX policies. You can also visit the Company’s website for additional information: www.yukon-nevadagold.com or contact Laurel Hill Advisory Group, LLC at: 1 (800) 994-5189.

This News release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.